Mail Stop 3561
								October 14, 2005
Mr. Sergei A. Plastinin
Chief Executive Officer
Wimm-Bill-Dann Foods OJSC
16 Yauzsky Boulevard
Moscow  109028
Russian Federation


      Re:	Wimm-Bill-Dann Foods OJSC
		Form 20-F for the Year Ended December 31, 2004
		File No. 1-31232


Dear Mr. Plastinin:

	We have completed our review of your Form 20-F and have no further comments at this time.

								Sincerely,


								William Choi
      Branch Chief